UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 15 December 2022

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 15 December 2022 — Ofgem decision Accelerated Strategic TO Investment

Exhibit 99.1

15 December 2022

Ofgem's decision on accelerated onshore electricity transmission investment published

Ofgem has today published its decision on accelerated onshore electricity transmission investment, confirming that National Grid Electricity Transmission (NGET) will be responsible for the delivery of 17 major onshore electricity transmission projects.

We welcome the clarity and commitment that this decision gives NGET, and the wider industry, as the next step towards a more affordable, resilient and clean energy system. Whilst this investment is fundamental to the successful delivery of the decarbonisation of our electricity system, it will also bring greater security of supply, as well as improved affordability for customers in the long run.

However, as Ofgem highlights, urgent reform is still required across a number of areas. The planning system needs streamlining to allow for the delivery of this critical national infrastructure in a timely fashion; the setting of allowances needs to enable a programmatic approach; and communities must see clear long-term economic benefit to hosting infrastructure for the UK to achieve its net zero ambition.

We will continue to work alongside Government and Ofgem to progress these critical projects, as we look towards agreeing a regulatory and financial framework that can enable the delivery of this infrastructure in future years.

Enquiries and contacts

Investors and Analyst:

Nick Ashworth                                    +44 (0) 7814 355 590

Angela Broad                                      +44 (0) 7825 351 918

James Flanagan                                   +44 (0) 7970 778 952

Jonathan Clay                                     +44 (0) 7899 928 247

Media:

Molly Neal                                           +44 (0) 7583 102 727

Ben Davis                                            +44 (0) 7971 539 999

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Ceri Jamond _______________________
Ceri Jamond Senior Assistant Company Secretary

Date: 15 December 2022